UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  June 2005

Commission File Number  0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, Colorado 80202

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  ☒    Form 40 F  ☐

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Underwriting Agreement

DESCRIPTION:	Underwriting Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEENSTAKE RESOURCES LTD.
(Registrant)

Date	June 23, 2005	By	“Dorian (Dusty) Nicol”
(Signature)

Dorian (Dusty) Nicol, President & CEO

EXECUTION VERSION

UNDERWRITING AGREEMENT

June 14, 2005

Queenstake Resources Ltd.
999 18th Street, Suite 2940
Denver, CO 80202
U.S.A.

Attention:              Dorian L. Nicol, President and Chief Executive Officer

Dear Sirs:

Sprott Securities Inc. (“Sprott”), First Associates Investments Inc., Wellington West Capital Markets Inc. and Canaccord Capital Corporation (together the “Underwriters”) understand that Queenstake Resources Ltd. (the “Corporation”) proposes to issue an aggregate of 21,428,600 Common Shares (the “Initial Shares”) at a price of Cdn.$0.28 per share for gross proceeds of Cdn$6,000,008. The Underwriters will further be granted an option (the “Underwriters’ Option”), exercisable up to 48 hours prior to the Time of Closing (as defined herein), to purchase up to an additional 14,285,700 Common Shares (any such Common Shares purchased upon exercise of the Underwriters’ Option being the “Additional Shares”). Furthermore, the Underwriters will have the option (the “Overallotment Option”) in their sole discretion, to purchase up to an additional 5,357,145 Common Shares (the “Optioned Shares”, and together with the Initial Shares and the Additional Shares, the “Offered Shares”) at a price of Cdn$0.28 per Common Share for additional gross proceeds of Cdn$1,500,000 at any time not later than 30 days after the Closing Date, solely to cover overallotments, if any, and for market stabilization purposes.

The Underwriters understand that the Corporation is preparing and will file within the time limits and on the terms set out below, a Preliminary Prospectus (as defined below) to qualify the distribution of the Offered Shares in each of the Qualifying Jurisdictions (as defined below).  The Underwriters also understand that the Corporation will prepare and will file within the time limits and on the terms set out below, the Prospectus (as defined below) with the Securities Commissions (as defined below) in each of the Qualifying Jurisdictions to qualify the distribution of the Offered Shares, the Underwriters’ Option and the Overallotment Option promptly after the resolution by the Corporation of any comments received by it from the Securities Commissions in respect of the Preliminary Prospectus.

On the basis of the representations, warranties, covenants and agreements contained herein, but subject to the terms and conditions further set out below the Corporation agrees to sell to each of the Underwriters and each of the Underwriters agrees, severally, and not jointly, nor jointly and severally, to purchase from the Corporation the respective percentage of the Initial Shares set forth opposite the respective names of the Underwriters in Section 16, at a purchase price of Cdn$0.28 per Initial Share. In the event the Underwriters exercise their right pursuant to the Underwriters’ Option to purchase Additional Shares in whole or in part and from time to time, the Corporation hereby agrees to sell to the Underwriters and each of the Underwriters agrees severally (and not jointly or jointly and severally) to purchase that number of Additional Shares so requested at the Time of Closing on the Closing Date at a purchase price of Cdn$0.28 per Additional Share.  In the event and to the extent the Overallotment Option granted to the Underwriters pursuant to the first paragraph of this Underwriting Agreement is exercised by the Underwriters, the Corporation agrees to sell to each of the Underwriters, and each of the Underwriters agrees severally (and not jointly or jointly and severally) to purchase from the Corporation, the respective percentage of the Optioned Shares set forth opposite the name of such Underwriter in Section 16 at a purchase price per Optioned Share of Cdn$0.28 per Optioned Share.

The Corporation and the Underwriters agree that any sales or purchases of Offered Shares in the United States or to a U.S. Person (a) will be made in accordance with Schedule 5 attached hereto, which forms part of this Underwriting Agreement; (b) will be conducted in such a manner so as not to require registration thereof or the filing of a prospectus or an offering memorandum with respect thereto under U.S. Securities Laws (as defined below); and (c) will be conducted through a duly registered affiliate of each Underwriter in compliance with U.S. Securities Laws.

The Corporation understands that although this Underwriting Agreement is presented on behalf of the Underwriters as purchasers, all Offered shares sold to persons in the United States or to U.S. Persons, if any, will be sold to such persons as substituted purchasers (the “Substituted Purchasers”), on behalf of the Corporation, in accordance with Schedule 5 attached hereto.  To the extent that Substituted Purchasers purchase Offered Shares at the Time of Closing, the obligations of the Underwriters to do so will be reduced by the number of Offered Shares purchased from the Corporation by such Substituted Purchasers.

In consideration of the services rendered and to be rendered by the Underwriters in connection with the Offering, the Corporation shall pay to the Underwriters at the Time of Closing a fee equal to 4% of the gross proceeds realized from the sale of the Initial Shares and the Additional Shares (if any) (the “Underwriters’ Fee”).   In the event that the Overallotment Option is exercised, the same Underwriters’ Fee shall be paid on the day on which the Overallotment Option is exercised in connection with any Optioned Shares issued and sold pursuant to the exercise of the Overallotment Option. The services rendered and to be rendered shall include, without limitation: (i) acting as financial advisors to the Corporation in the preparation of documentation relating to the sale and distribution of the Offered Shares; (ii) forming and managing banking, selling and other groups for the sale of the Offered Shares; (iii) distributing the Offered Shares to the public both directly and through other registered dealers and brokers; (iv) having assisted with and assisting the Corporation in connection with the preparation and finalization of the Preliminary Prospectus, the Prospectus, the Preliminary U.S. Placement Memorandum (as defined below) and the U.S. Placement Memorandum (as defined below); (v) performing administrative work in connection with these matters; and (vi) all other services arising out of this Underwriting Agreement.

The following are the terms and conditions of the Underwriting Agreement between the Corporation and the Underwriters:

Section 1               Definitions and Interpretation

1.             In this Underwriting Agreement:

“Accredited Investor” means an “accredited investor,” as defined in Rule 501(a) under Regulation D of the U.S. Securities Act;

“AMEX” means the American Stock Exchange;

“business day” means any day other than a Saturday, Sunday or statutory or civic holiday in the City of Toronto, Ontario or Vancouver, British Columbia;

“Canadian Securities Laws” means, collectively, all applicable securities laws of each of the Qualifying Jurisdictions and the respective rules and regulations under such laws together with applicable published policy statements, blanket orders and rulings of the Securities Commissions and all discretionary orders or rulings, if any, of the Securities Commissions made in connection with the transactions contemplated by this Underwriting Agreement;

“Closing Date” has the meaning given to that term in Section 10.1 of this Underwriting Agreement;

“Common Shares” means the Offered Shares as well as the common shares of the Corporation already issued and outstanding.

“Continuous Disclosure Materials” means all press releases, material change reports, annual information forms, financial statements, information circulars and other documents filed by or on behalf of the Corporation under Canadian Securities Laws, the U.S. Exchange Act and the rules of the TSX and the AMEX;

“Corporation” has the meaning given to that term in the first paragraph of this Underwriting Agreement;

“Final MRRS Decision Document” means a receipt for the Prospectus issued in accordance with the MRRS;

“Financial Statements” has the meaning given to that term in Section 7.14 of this Underwriting Agreement;

“Hazardous Material” has the meaning given to that term in Section 7.26 of this Underwriting Agreement;

“Indemnified Party” has the meaning given to that term in Section 12.1 of this Underwriting Agreement;

“lien” means any mortgage, charge, pledge, hypothecation, security interest, assignment, lien (statutory or otherwise), charge, title retention agreement or arrangement, restrictive covenant or other encumbrance of any nature, or any other arrangement or condition which, in substance, secures payment or performance of an obligation;

“Material Adverse Effect” means a material adverse effect on the condition (financial or otherwise), properties (including exploration and mining leases, claims and concessions), assets, liabilities, obligations, cash flow, income or business operations of a company;

“material change”, “material fact” and “misrepresentation” have the respective meanings given to them in the Ontario Act;

“MRRS” means the mutual reliance review system procedures provided for under National Policy 43-201 “Mutual Reliance Review System for Prospectuses and Annual Information Forms” among the Securities Commissions;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

“Offered Shares” has the meaning given to that term in the first paragraph of this Underwriting Agreement;

“Offering” means the issue and sale of the Offered Shares including the Offered Shares, if any, sold pursuant to the Underwriters’ Option and the Overallotment Option;

“Offering Documents” means, collectively, the Preliminary Prospectus, the Prospectus, the Preliminary U.S. Placement Memorandum, the U.S. Placement Memorandum and any Supplemental Material;

“Ontario Act” means the Securities Act (Ontario);

“Overallotment Option” has the meaning given to that term in the first paragraph of this Underwriting Agreement.

“Preliminary MRRS Decision Document” means a receipt for the Preliminary Prospectus issued in accordance with the MRRS;

“Preliminary Prospectus” means the preliminary short form prospectus to be approved, signed and certified in accordance with the Canadian Securities Laws, relating to the qualification for distribution of the Offered Shares, Underwriters’ Option and Overallotment Option under applicable Canadian Securities Laws;

“Preliminary U.S. Placement Memorandum” means the Preliminary Prospectus supplemented with wrap pages describing restrictions imposed under the U.S. Securities Act, to which a copy of the preliminary form of U.S. Purchaser’s Letter is attached and to which copies of each document incorporated by reference into the Prospectus are appended;

“Property” means the Jerritt Canyon Mine;

“Prospectus” means the (final) short form prospectus of the Corporation to be approved, signed and certified in accordance with the Canadian Securities Laws, relating to the qualification for distribution of the Offered Shares, Underwriters’ Option and Overallotment Option under applicable Canadian Securities Laws;

“Qualifying Jurisdictions” means, collectively, British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Nova Scotia;

“SEC” means the United States Securities and Exchange Commission;

“Securities Commissions” means collectively, the applicable securities commission or securities regulatory authority in each of the Qualifying Jurisdictions;

“Subsidiary” has the meaning given to that term in Section 7.1 of this Underwriting Agreement;

“Supplemental Material” means, collectively, (i) any amendment to the Preliminary Prospectus or the Prospectus, or any amended or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Corporation under the Canadian Securities Laws relating to the qualification for distribution of the Offered Shares under applicable Canadian Securities Laws, and (ii) any amendment to the Preliminary U.S. Placement Memorandum or the U.S. Placement Memorandum or any amended or supplemental placement memorandum or ancillary materials that may be circulated in connection with the U.S. Placement;

“Time of Closing” has the meaning given to that term in Section 10.1 of this Underwriting Agreement;

“Transfer Agent” means CIBC Mellon Trust Company or any successor or replacement Transfer Agent of the Corporation;

“TSX” means the Toronto Stock Exchange;

“Underwriters” has the meaning given to that term in the first paragraph of this Underwriting Agreement;

“Underwriters’ Fee” has the meaning given to that term in the fifth paragraph of this Underwriting Agreement;

“Underwriters’ Option” has the meaning given to that term in the first paragraph of this Underwriting Agreement;

“Underwriting Agreement” means this agreement;

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Affiliates” means U.S. affiliates of the Underwriters;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Person” means U.S. person as that term is defined in Regulation S under the U.S. Securities Act;

“U.S. Placement” means the offering of Offered Shares on behalf of the Corporation in the United States and to, or for the account or benefit of, U.S. Persons by the Underwriters through the U.S. Affiliates in connection with the Offering and in accordance with the terms of this Underwriting Agreement, including Schedule 5 hereto;

“U.S. Placement Memorandum” means the Prospectus supplemented with wrap pages describing restrictions imposed under the U.S. Securities Act, to which a copy of the final form of U.S. Purchaser’s Letter will be attached, and to which copies of each document incorporated by reference into the Prospectus are appended;

“U.S. Purchaser’s Letter” means the form of purchaser’s subscription letter to be delivered to the Corporation, the Underwriters and the U.S. Affiliates by each purchaser of the Offered Shares that is in the United States, a U.S. Person, or a person acting for the account or benefit of a U.S. Person;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“U.S. Securities Laws” means the U.S. Securities Act and the U.S. Exchange Act, and the rules and regulations of the SEC, together with the applicable blue sky or securities legislation in the states of the United States;

2.             The division of this Underwriting Agreement into sections, subsections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Underwriting Agreement.  Unless something in the subject matter or context is inconsistent therewith, references herein to sections, subsections, paragraphs and other subdivisions are to sections, subsections, paragraphs and other subdivisions of this Underwriting Agreement.

3.             Unless otherwise specified, all amounts expressed herein in terms of money refer to lawful currency of Canada and all payments to be made hereunder shall be made in such currency.

Section 2               Compliance with Securities Laws

1.             The Corporation covenants and agrees to file the Preliminary Prospectus in form and substance satisfactory to the Underwriters with the Securities Commissions pursuant to Canadian Securities Laws, together with the required supporting documents and to receive the Preliminary MRRS Decision Document in respect thereof.  The Corporation covenants and agrees to prepare and file the Prospectus in form and substance satisfactory to the Underwriters, with the Securities Commissions pursuant to Canadian Securities Laws, together with the required supporting documents. The Corporation further covenants and agrees to promptly take all other steps and proceedings that may be necessary in order to qualify the Offered Shares for distribution in each of the

Qualifying Jurisdictions by the Underwriters and other persons who are registered in a category permitting them to distribute such Offered Shares under Canadian Securities Laws and who comply with Canadian Securities Laws.

Section 3               Due Diligence

1.             During the period prior to the Time of Closing, the Corporation shall allow the Underwriters to conduct all due diligence which the Underwriters may reasonably require in order to fulfil their obligations as Underwriters and in order to enable the Underwriters responsibly to execute any certificate required to be executed by them under applicable securities laws.

Section 4               Distribution and Certain Obligations of Underwriters

1.             During the course of the distribution of the Offered Shares to the public by or through the Underwriters, the Underwriters will offer and sell the Offered Shares to the public only in those jurisdictions where they may be lawfully offered for sale or sold and only at the price per Offered Share set out on the cover page of the Prospectus.  For the purposes of this Section 4.1, the Underwriters shall be entitled to assume that the Offered Shares may be lawfully offered for sale, sold and distributed in the Qualifying Jurisdictions if the Final MRRS Decision Document has been issued evidencing that a receipt for the Prospectus has been issued by the Securities Commissions.  The Underwriters will comply with applicable laws, including the Canadian Securities Laws, in connection with the offer, sale and distribution of the Offered Shares.  Except in the Qualifying Jurisdictions or in accordance with Schedule 5 hereto, the Underwriters will not, directly or indirectly, solicit offers to purchase or sell the Offered Shares or deliver the Preliminary Prospectus, the Prospectus, the Preliminary U.S. Placement Memorandum, the U.S. Placement Memorandum or any Supplemental Material so as to require registration of the Offered Shares or filing of a prospectus with respect to the Offered Shares under the laws of any jurisdiction, including, without limitation, the United States.  In addition, all offers or sales of Offered Shares in the United States will be made in accordance with Section 5 and Schedule 5 to this Underwriting Agreement.  Each Underwriter will cause the undertakings contained in this section to be contained in any agreements among the members of any banking, selling or other group formed for the distribution of the Offered Shares and will require any member for the banking, selling or other group formed for the distribution of the Offered Shares to comply with applicable Canadian Securities Laws and U.S. Securities Laws.

2.             Each of the Underwriters represents and warrants to the Corporation that it, or its affiliate, if applicable, has the requisite registrations or licences under applicable Canadian Securities Laws and U.S. Securities Laws to distribute the Offered Shares in accordance with the terms of this Underwriting Agreement.

3.             The Underwriters will complete and will use their reasonable best efforts to cause members of their selling group (if any) to complete the distribution of the Offered Shares as soon as possible after the Time of Closing.  The Underwriters will notify the Corporation when, in the Underwriters’ opinion, the Underwriters and the members of their selling group (if any) have ceased distribution of the Offered Shares and, promptly after completion of the distribution, will provide the Corporation, in writing with a breakdown of the number of Offered Shares distributed in each of the Qualifying Jurisdictions where that breakdown is required by the applicable Securities Commissions for the purposes of calculating fees payable to that Securities Commission.

4.             No Underwriter will be liable to the Corporation under this Section 4 with respect to a default by any of the other Underwriters.

Section 5               United States Offering Restrictions

1.             Offers of the Offered Shares in the United States or to, or for the account or benefit of, a U.S. Person shall be made only by the Underwriters through the U.S. Affiliates who are registered U.S. broker-dealers, and sales of the Offered Shares in the United States or to, or for the account or benefit of, a U.S. Person shall be made only to Accredited Investors that purchase such Offered Shares in the manner set forth in this Underwriting Agreement.

2.             The Corporation and the Underwriters agree that the provisions of Schedule 5 to this Underwriting Agreement, entitled “United States Offering Restrictions”, apply in respect of all offers and sales of the Offered Shares and are incorporated by reference in and shall form part of this Underwriting Agreement.

Section 6               Conditions of the Offering

The obligations of the Underwriters under this Underwriting Agreement are subject to the accuracy, in all material respects, of the representations and warranties of the Corporation contained in this Underwriting Agreement as of the date of this Underwriting Agreement and as of the Time of Closing, the performance by the Corporation in all material respects of its obligations under this Underwriting Agreement and each of the following conditions:

1.             the Corporation shall file the Preliminary Prospectus and other related documents with the Securities Commissions in the Qualifying Jurisdictions not later than 5:00 p.m. (Vancouver time) on June 7, 2005 and shall thereafter obtain the Preliminary MRRS Decision Document in respect of the Preliminary Prospectus.

2.             The Corporation shall, as soon as possible, and in any event by not later than 5:00 p.m. (Vancouver time) on June 15, 2005, file the Prospectus and shall thereafter obtain the final MRRS Decision Document in respect of the Prospectus, and fulfil all other requirements as appropriate in order to qualify the Offered Shares for distribution in the Qualifying Jurisdictions by the Underwriters and by any other investment dealers or brokers registered to sell the Offered Shares pursuant to the Prospectus in the Qualifying Jurisdictions.

3.             the Corporation delivering to the Underwriters, at the Time of Closing, a certificate dated the Closing Date addressed to the Underwriters and signed by the chief executive officer and chief financial officer of the Corporation, in a form satisfactory to the Underwriters and their counsel, acting reasonably, certifying, to the best of the knowledge, information and belief of such officers after due inquiry, on behalf of the Corporation and not in their personal capacities that:

(a)           the Corporation has complied with all the covenants and satisfied all the terms and conditions of this Underwriting Agreement to be complied with and satisfied at or prior to the Time of Closing;

(b)           the representations and warranties of the Corporation contained in this Underwriting Agreement are true and correct, in all material respects, as at the Time of Closing, with the same force and effect as if made on and as at the Time of Closing, after giving effect to the transactions contemplated by this Underwriting Agreement; and

(c)           no order ceasing or suspending trading in securities of the Corporation or prohibiting the sale of securities by the Corporation has been issued and, to the best of the knowledge of such persons, no proceedings for this purpose have been instituted, or are pending, contemplated or threatened.

4.             the Underwriters receiving at the Time of Closing legal opinions to be addressed to the Underwriters, in form and substance acceptable to the Underwriters and their counsel, acting reasonably, by Axium Law Group, Canadian counsel to the Corporation (who may rely, to the extent appropriate in the circumstances, on the opinions of local counsel acceptable to counsel to the Corporation and counsel to the Underwriters as to the qualification and distribution of the Offered Shares for sale and distribution to the public and as to other matters governed by the laws of jurisdictions in Canada other than the Province of British Columbia and may rely, to the extent appropriate in the circumstances, as to matters of fact, on certificates of officers, public and exchange officials or of the auditors or Transfer Agent of the Corporation), to the effect set forth in Schedule 6.4;

5.             the Underwriters receiving at the Time of Closing a legal opinion of Perkins Smith & Cohen LLP, the Corporation’s special United States legal counsel, addressed to the Underwriters, in form and substance acceptable to the Underwriters and their counsel, acting reasonably, to the effect that registration will not be required under the U.S. Securities Act in connection with (a) the sale of the Offered Shares in Canada and elsewhere outside the United States, where permitted, to persons who are not U.S. Persons and who are not acting for the account or benefit of U.S. Persons or persons in the United States, and (b) the sale of Offered Shares by the Corporation in the United States or to, or for the account or benefit of, U.S. Persons, provided that such offers and sales are made in accordance with Schedule 5 to this Underwriting Agreement;

6.             the Corporation shall have received conditional approval from the TSX prior to the Time of Closing for the additional listing of the Common Shares to be issued in connection with the Offering, and the Common Shares will be listed for trading on AMEX at the Time of Closing;

7.             the Corporation will have caused the auditors of the Corporation to deliver to the Underwriters a comfort letter, dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, bringing forward to the Closing Date the information contained in the comfort letter referred to in Section 9.1 of this Underwriting Agreement;

8.             the Transfer Agent receiving at the Time of Closing a legal opinion of Perkins Smith & Cohen LLP, the Corporation’s special United States legal counsel, satisfactory to the Transfer Agent and substantially in the form of the opinion referred to in Section 6.5 of this Underwriting Agreement; and

9.             the Corporation will have implemented at the Time of Closing, if applicable, the procedures of the Transfer Agent referred to in Section 8(i) of this Underwriting Agreement, in a manner acceptable to the Transfer Agent.

Section 7               Representations and Warranties of the Corporation

The Corporation hereby represents and warrants to the Underwriters as of the date hereof and as of the Time of Closing, intending that the same may be relied upon by the Underwriters that:

1.             the Corporation and each of its material subsidiaries (as denoted on Schedule 7.1) (each a “Subsidiary” and collectively, the “Subsidiaries”) have been incorporated and organized and are validly subsisting under the laws of their respective jurisdictions of incorporation, are current and up-to-date with all material filings required to be made by them in the respective jurisdictions and have all requisite corporate capacity, power and authority and are qualified or authorized to carry on their respective businesses as now conducted and to own or lease and operate their respective property and assets in all jurisdictions where such qualification or authorization is required and, in the case of the Corporation, to undertake the Offering and the filing of the Preliminary Prospectus and the Prospectus and to carry out all other obligations and transactions contemplated herein, including entering into, executing and delivering this Underwriting Agreement and carrying out its obligations hereunder;

2.             the Corporation is, and will at the Time of Closing be, in compliance in all material respects with the by-laws, rules and regulation of the TSX and the AMEX (collectively, the “Exchanges”) and since the date that is 12 months prior to the date hereof, (a) except as otherwise stated in the Continuous Disclosure Materials or the Prospectus, (i) there has been no material adverse change in the condition (financial or otherwise), or in the properties, affairs, prospects, operations, assets or liabilities of the Corporation or the Subsidiaries, whether or not arising in the ordinary course of business, and (ii) there have been no transactions entered into by the Corporation or any of the Subsidiaries, other than those in the ordinary course of business, which are material with respect to the Corporation or any of the Subsidiaries, and (b) no requisite material change report has been filed under the Canadian Securities Laws on a confidential basis which remains confidential;

3.             the Corporation has filed all documents or information required to be filed by it under Canadian Securities Laws and U.S. Securities Laws since the date that is 12 months prior to the date hereof. Each such document or item of information filed by the Corporation under such laws since such time, as of its date, was true and correct in all material respects and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading at the time at which it was filed with applicable securities regulators, including, without limitation, the Securities Commissions and the SEC;

4.             as at the date hereof, the authorized capital of the Corporation consists of an unlimited number of Common Shares of which 515,966,910 Common Shares were issued and outstanding as at the close of business on June 6, 2005;

5.             the subsidiaries of the Corporation denoted on Schedule 7.1 are the only material subsidiaries of the Corporation; all of the outstanding shares of the Subsidiaries are fully paid and non-assessable and beneficially owned directly or indirectly by the Corporation free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands and no person has any agreement, option, right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement for the purchase, acquisition, subscription for or issue of any of the unissued shares or other securities of the Subsidiaries or for the purchase or acquisition of any of the outstanding shares or other securities of the Subsidiaries;

6.             except as disclosed in Schedule 7.6 hereto, the Corporation is not party to and has not granted any agreement, warrant, option or right or privilege capable of becoming an agreement, for the purchase, subscription or issuance of any of its Common Shares or securities convertible into Common Shares;

7.             the Corporation and the Subsidiaries have conducted and are conducting their respective businesses in compliance with all applicable laws, rules, regulations, tariffs, orders and directives of each jurisdiction in which they carry on their respective businesses (except when the failure to do so would not have a Material Adverse Effect on the Corporation and its subsidiaries, taken as a whole) and possess all material certificates, authorities, permits or licences issued by the appropriate provincial, state, municipal, federal or other governmental or regulatory agency or body necessary to carry on the respective businesses currently as carried on, or contemplated to be carried on, by them, are in compliance, in all material respects, with such certificates, authorities, permits and licences and with all laws, regulations, tariffs, rules, orders and directives material to their respective operations, including, without limitation, all laws, regulations and statutes relating to mining claims, concessions, licenses, leases or other instruments and none of the Corporation nor any of the Subsidiaries has received any notice of proceedings relating to the revocation or modification of any such certificates, authorities, permits, licences, mining claims, concessions, leases or other instruments conferring mineral rights which, singly or in the aggregate, if the subject of an unfavourable decision, order, ruling or finding, would materially and adversely affect the conduct of the respective businesses, operations, financial condition or income of the Corporation or the Subsidiaries and none of them have received notice of the revocation or cancellation of, or any intention to revoke or cancel, any such licence, permit, approval, consent, certificate, registration or authorization;

8.             the Corporation and the Subsidiaries are the absolute legal and beneficial owner of, and have good and marketable title to, all of their respective material assets, free of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever (except equipment purchase security interests in the ordinary course of business), and no other material property rights are necessary for the conduct of the business of the Corporation or the Subsidiaries, and there are no restrictions on the ability of the Corporation or the Subsidiaries to use, transfer or otherwise exploit such property rights, and the Corporation and the Subsidiaries do not know of any claim or basis for a claim that might or could materially adversely affect their respective rights to use, transfer or otherwise exploit such property rights and none of the Corporation or any of the Subsidiaries has any responsibility or obligation to pay any material commission, royalty, licence, fee or similar payment to any person with respect to the property rights thereof;

9.             the Property is the only material property in which the Company or any Subsidiary has an interest.  The Company and the Subsidiaries hold either freehold title, mining leases, mining concessions, mining claims, exploration permits, prospecting permits or participating interests or other conventional property or proprietary interests or rights, recognized in the jurisdiction in which the Property is located, in respect of the ore bodies and minerals located on the Property in which the Company or a Subsidiary has an interest under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Company or the applicable Subsidiary to explore for and exploit the minerals relating thereto, all Property leases or claims and Permits in which the Company or any Subsidiary has an interest or right have been validly located and recorded in accordance with all applicable laws and are valid and subsisting, the Company and the Subsidiaries have all necessary surface rights, access rights and other necessary rights and interests relating to the Property in which the Company and the Subsidiaries have an interest granting the Company or the applicable Subsidiary the right and ability to explore for and exploit minerals, ore and metals for development purposes as are appropriate in view of the rights and interest therein of the Company or the applicable Subsidiary, with only such exceptions as do not materially interfere with the use made by the Company or the applicable Subsidiary of the rights or interests so held, and each of the proprietary interests or rights and each of the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing in all material respects in the name of the Company or a Subsidiary;

10.           any and all agreements pursuant to which the Corporation or the Subsidiaries hold their respective material assets or are entitled to the use of material assets, including, without limitation, the Property, are valid and subsisting agreements in full force and effect, enforceable in accordance with their respective terms and neither the Corporation nor the Subsidiaries are in material default of any of the provisions of any such agreements nor has any such default been alleged, and the Corporation and the Subsidiaries are not aware of any disputes with respect thereto and such assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situate, and all leases, licences, concessions and claims pursuant to which the Corporation or the Subsidiaries derive their respective interests in such material assets are in good standing and there has been no material default under any such leases, licenses, concessions, and claims and all taxes required to be paid with respect to such assets to the date hereof have been paid;

11.           this Underwriting Agreement has been duly authorized, executed and delivered by the Corporation and constitutes a valid and binding obligation of the Corporation, enforceable against the Corporation in accordance with the terms thereof, except that the enforcement thereof may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally, (ii) equitable remedies, including, without limitation, specific performance and injunction, may be granted only in the discretion of a court of competent jurisdiction, and (iii) rights of indemnity and contribution provided for herein may be limited under applicable law;

12.           the entering into and the performance of the transactions contemplated herein:

(a)           do not require any consent, approval, authorization or order of any court or governmental agency or body, except that which may be required under applicable securities legislation or stock exchange requirements;

(b)           will not contravene any statute or regulation of any governmental authority which is binding on the Corporation or any Subsidiary; and

(c)           will not result in the breach of, or be in conflict with, or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under any term or provision of the constating documents, by-laws or resolutions of the Corporation or any mortgage, note, indenture, contract or agreement (written or oral), instrument, lease or other document to which the Corporation or any Subsidiary is a party, or any judgment, decree or order or any term or provision thereof, which breach, conflict or default would have a Material Adverse Effect on the Corporation and its subsidiaries, taken as a whole;

13.           except as disclosed in the Preliminary Prospectus and the Prospectus or as otherwise disclosed in writing to the Underwriters there is no action, proceeding or, to the Corporation’s knowledge, investigation (whether or not purportedly on behalf of the Corporation or the Subsidiaries) pending or, to the Corporation’s knowledge, threatened by or against or affecting the Corporation or the Subsidiaries at law or in equity or before any international, federal, provincial, state, municipal or other governmental department, commission, board or agency, domestic or foreign, which could reasonably be expected to have a Material Adverse Effect on the Corporation and its subsidiaries, taken as a whole, or which questions the validity of the issuance of the Offered Shares or any action taken or to be taken by the Corporation in connection with this Underwriting Agreement;

14.           the audited annual consolidated financial statements of the Corporation as at and for the year ended December 31, 2004 and the unaudited financial statements of the Corporation as at and for the period ended March 31, 2005 (collectively, the “Financial Statements”) have been prepared in accordance with Canadian generally accepted accounting principles, comply in all material respects with applicable accounting requirements and published rules and regulations of the Securities Commissions, and present fairly, in all material respects, the consolidated financial position of the Corporation as at December 31, 2004 and March 31, 2005 respectively, and the consolidated results of its operations and the changes in its financial position for the year ended December 31, 2004 and the period ended March 31, 2005, respectively;

15.           the Corporation and each of the Subsidiaries maintains accurate books and records reflecting its assets and liabilities and maintains proper and adequate internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed with management’s authorization; (ii) transactions are recorded as necessary to permit preparation of consolidated financial statements of the Corporation in conformity with Canadian generally accepted accounting principles and to maintain accountability for the Corporation’s consolidated assets; (iii) access to the Corporation’s consolidated assets is permitted only in accordance with management’s authorization; (iv) the reporting of the Corporation’s assets is compared with existing assets at regular intervals and appropriate action is taken with respect to any differences; and (v) accounts and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis;

16.           all technical information set forth in the Offering Documents, including in any documents incorporated by reference therein relating to any mining properties that are material to the Corporation, has been reviewed by the Corporation and, where required, by an independent “qualified person” as required under NI 43-101, and all such information has been prepared in accordance with Canadian industry standards set forth in NI 43-101, and all exploration results set forth in the Offering Documents have been, where required, verified by an independent “qualified person” as required under NI 43-101 and the information upon which such estimates was based, was, at the time of delivery thereof, complete and accurate in all material respects and there have been no material changes to such information since the date of delivery or preparation thereof except as disclosed in the Prospectus;

17.           from 1998 through to the date hereof, the Corporation has not made any payment to any person in violation of the United States Foreign Corrupt Practices Act nor to the knowledge of the Corporation has any person made such a payment on the Corporation’s behalf or with funds supplied by the Corporation and the Corporation is not aware of any such payments made prior to 1998;

18.           except for its annual report on Form 20-F for the year ended December 31, 2002, the Corporation has timely filed or furnished, in all material respects, all forms and reports under the U.S. Exchange Act, required to be filed or furnished by it since the date that is three years preceding the date hereof;

19.           the Corporation’s reports filed with or furnished to the SEC did not at the time they were filed or furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in the light of the circumstances in which they were made, not misleading, within the meaning of Rule 10b-5 under the U.S. Exchange Act;

20.           the Corporation is in compliance in all material respects with the current listing and corporate governance requirements of the TSX and the AMEX;

21.           the Corporation is in compliance in all material respects with the provisions of the Sarbanes-Oxley Act of 2002 and the rules of the SEC thereunder applicable to it on the date hereof;

22.           Staley, Okada & Partners, which has expressed its opinion on the audited financial statements of the Corporation, has been “independent” with respect to the Corporation at all relevant times within the meaning of the rules and regulations of the Canadian securities regulatory authorities and the SEC;

23.           there is no person, firm or corporation, acting or purporting to act at the request of the Corporation, who is entitled to any brokerage or finder’s fee in connection with the transactions contemplated herein except the Underwriters hereunder;

24.           the Corporation and each Subsidiary has filed all necessary tax returns and notices and has paid all applicable taxes of whatever nature for all tax years to the date hereof to the extent such taxes have become due or have been alleged to be due and the Corporation is not aware of any tax deficiencies or interest or penalties accrued or accruing, or alleged to be accrued or accruing, thereon with respect to itself and each Subsidiary where, in any of the above cases, it might reasonably be expected to result in a Material Adverse Effect on the Corporation and its subsidiaries, taken as a whole;

25.           the operations carried on by the Corporation are in material compliance with all applicable federal, provincial, state and municipal environmental, health and safety statutes, regulations and permits except to the extent that any such non-compliance would not have a Material Adverse Effect on the Corporation and its Subsidiaries, taken as a whole.  None of such operations is subject to any judicial or administrative proceeding alleging the violation of any federal, provincial, state or municipal environmental, health or safety statute or regulation or is subject to any investigation concerning whether any remedial action is needed to respond to a release of any Hazardous Material (as defined below) into the environment.  Except in material compliance with applicable environmental laws, none of the premises currently occupied by the Corporation has at any time been used by the Corporation or, to the knowledge of the Corporation, by any other occupier, as a waste storage or waste disposal site or to operate a waste management business.  The Corporation has no material contingent liability of which it has knowledge or reasonably should have knowledge in connection with any release of any Hazardous Material on or into the environment from any of the premises currently occupied by the Corporation or from the operations carried out thereon except to the extent such release is in compliance with all applicable laws or to the extent such non-compliance, if any, would not have a Material Adverse Effect on the Corporation and its subsidiaries, taken as a whole.  Neither the Corporation nor, to the knowledge of the Corporation, any occupier of the premises currently occupied by the Corporation, generates, transports, treats, stores or disposes of any waste, subject waste, hazardous waste, deleterious substance, industrial waste (as defined in applicable federal, provincial, state or municipal legislation) on any of the premises currently occupied by the Corporation in contravention of applicable federal, provincial, state or municipal laws or regulations enacted for the protection of the natural environment or human health except to the extent that any such contravention would not have a Material Adverse Effect on the Corporation and its subsidiaries, taken as a whole.  No underground storage tanks or surface impoundments containing a petroleum product or Hazardous Material are located on any of the premises currently occupied by the Corporation in contravention of applicable federal, provincial, state or municipal laws or regulations enacted for the protection of the natural environment or human health, except to the extent that any such contravention would not have a Material Adverse Effect on the Corporation or its subsidiaries, taken as a whole.  For the purposes of this subparagraph, “Hazardous Material” means any contaminant, pollutant, subject waste, hazardous waste, deleterious substance, industrial waste, toxic matter or any other substance that when released into the natural environment is likely to cause, at some immediate or future time, material harm or degradation to the natural environment or material risk to human health and, without restricting the generality of the foregoing, includes any contaminant, pollutant, subject waste, deleterious substance, industrial waste, toxic matter or hazardous waste as defined by applicable federal, provincial, state or municipal laws or regulations enacted for the protection of the natural environment or human health;

26.           none of the Corporation and the Subsidiaries has approved, is contemplating, has entered into any agreement in respect of, or has knowledge of:

(a)           the purchase of any material property or any interest therein or the sale, transfer or other disposition of any material property or any interest therein currently owned, directly or indirectly, by the Corporation or the Subsidiaries whether by asset sale, transfer of shares, or otherwise;

(b)           the change of control (by sale or transfer of shares or sale of all or substantially all of the assets of the Corporation or a Subsidiary or otherwise) of the Corporation or any Subsidiary, or

(c)           a proposed or planned disposition of shares by any shareholder who owns, directly or indirectly, 5% or more of the issued and outstanding shares of the Corporation;

27.           the Corporation is a “reporting issuer” or its equivalent under the Canadian Securities Laws and meets the general eligibility requirements for use of a short form prospectus under National Instrument 44-101;

28.           no order ceasing or suspending trading in securities of the Corporation or prohibiting the sale of securities by the Corporation has been issued, and no proceedings for this purpose have been instituted, or are pending or, to the Corporation’s knowledge, contemplated or threatened;

29.           at all times up to the Time of Closing each of the Offering Documents constituted and will constitute full, true and plain disclosure of all material facts required to be stated therein, and did not and will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

30.           since the date that is 12 months prior to the date hereof, the Corporation has not, directly or indirectly, declared or paid any dividend or declared or made any other distribution on any of its shares or securities of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any of its shares or securities or agreed to do any of the foregoing;

31.           none of the directors or officers of the Corporation or the Subsidiaries or any associate or affiliate of any of the foregoing had, has or intends to have any material interest, direct or indirect, in the transactions contemplated by this Underwriting Agreement or in any proposed material transaction with the Corporation or the Subsidiaries which, as the case may be, materially affects, is material to or will or may reasonably be expected to materially affect the Corporation or the Subsidiaries;

32.           there is not, in the constating documents of the Corporation or in any agreement, mortgage, note, debenture, indenture or other instrument or document to which the Corporation is a party, any restriction upon or impediment to, the declaration or payment of dividends by the directors of the Corporation or the payment of dividends by the Corporation to the holders of its Common Shares;

33.           the Corporation is a “foreign issuer”, as defined in Regulation S under the U.S. Securities Act, and is not, and after giving effect to the Offering, will not be, an “investment company”, as defined in the United States Investment Company Act of 1940, as amended, and the Corporation’s Common Shares are registered pursuant to Section 12(b) of the U.S. Exchange Act;

34.           CIBC Mellon Trust Company, at its office in Vancouver, has been duly appointed as the Transfer Agent and registrar for the Common Shares; and

35.           the Corporation has not withheld, and will not withhold from the Underwriters any material facts or material changes (both as defined in the Ontario Act) relating to the Corporation.

Section 8               Covenants of the Corporation

The Corporation covenants with the Underwriters that:

(a)           the Corporation will promptly inform the Underwriters in writing during the period prior to the completion of the distribution of the Offered Shares of the full particulars of:

(i)            any material change (whether actual, anticipated, contemplated or proposed by, or threatened against, the Corporation or any of the Subsidiaries) in the assets, liabilities (contingent or otherwise), business, affairs, prospects, operations, cash flow or capital of the Corporation and the Subsidiaries;

(ii)           any material fact which has arisen or has been discovered which would have been required to have been stated in the Offering Documents had that fact arisen or been discovered on, or prior to, the date of any of the Offering Documents, as the case may be; or

(iii)          any change in any material fact contained in any of the Offering Documents or whether any event or state of facts has occurred after the date of this Underwriting Agreement, which, in any case, is of such a nature as to render any of the Offering Documents untrue or misleading in any material respect or to result in any misrepresentation in any of the Offering Documents including as a result of any of the Offering Documents containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary to make any statement therein not false or misleading in the light of the circumstances in which it was made or which would result in any Offering Document not complying with applicable Canadian Securities Laws or U.S. Securities Laws, as the case may be;

(b)           the Corporation will comply with section 57 of the Ontario Act and with the comparable provisions of the other relevant Canadian Securities Laws.  The Corporation will promptly prepare and file with the Securities Commissions in the Qualifying Jurisdictions, and prepare for circulation in connection with the U.S. Placement, any Supplemental Material which in the opinion of the Underwriters and the Corporation, each acting reasonably, may be necessary or advisable;

(c)           in addition to the provisions of Section 8(a), the Corporation will, in good faith, discuss with the Underwriters any change, event or fact contemplated in Section 8(a) which is of such a nature that there may be reasonable doubt as to whether notice should be given to the Underwriters under Section 8(a) of this Underwriting Agreement;

(d)           the Corporation will deliver to the Underwriters concurrent with the filing of the Prospectus, a copy of the Prospectus signed and certified as required by the applicable Canadian Securities Laws;

(e)           the Corporation will deliver without charge to the Underwriters, as soon as practicable, and in any event no later than 10:00 a.m. (Vancouver time) on the business day following the date of the Preliminary MRRS Decision Document in the case of the Preliminary Prospectus and no later than 10:00 a.m. (Vancouver time) on the business day following the date of the Final MRRS Decision Document in the case of the Prospectus, and thereafter from time to time during the distribution of the Offered Shares, in such cities as the Underwriters shall notify the Corporation, as many commercial copies of the Preliminary Prospectus and the Prospectus as the Underwriters may reasonably request for the purposes contemplated by Canadian Securities Laws.  The Corporation will similarly cause to be delivered to the Underwriters, as the Underwriters may reasonably request, commercial copies of the Preliminary U.S. Placement Memorandum and any Supplemental Material required to be delivered in connection with the U.S. Placement.  Each delivery of the Preliminary Prospectus, Prospectus, the

Preliminary U.S. Placement Memorandum and the U.S. Placement Memorandum or any Supplemental Material shall constitute consent by the Corporation to the use by the Underwriters and other investment dealers and brokers of such documents in connection with the distribution of the Offered Shares, subject to the provisions of applicable securities laws and the provisions of this Underwriting Agreement;

(f)            the Corporation shall use its commercially reasonable efforts to remain a “foreign issuer”, as defined in Regulation S under the U.S. Securities Act, and not to become an “investment company”, as defined in the United States Investment Company Act of 1940, as amended, for a period of at least two years from the Closing Date;

(g)           the Corporation will not, directly or indirectly, offer to sell, grant any option for the sale of, or otherwise dispose of or transfer, or announce any intention to do so, in a public offering or by way of private placement, any securities of the Corporation without the prior written consent of Sprott, such consent not to be unreasonably withheld, for a period beginning on the date hereof until the date that is 90 days after the Closing Date, with the exception of:  (i) any Common Shares issued or options granted under the Corporation’s existing share incentive plan and other existing share compensation arrangements as presently constituted; (ii) any Common Shares issued in respect of options (including the Underwriters’ Option and the Overallotment Option), warrants, or other rights outstanding at the date hereof; and (iii) Common Shares, options or warrants granted to a lender or lenders in connection with a maximum U.S.$5 million non-convertible debt financing.

(h)           it will use its commercially reasonable best efforts to restrict its officers and directors from selling, securities of the Company, other than the exercise of stock options, during the period beginning on the date hereof until the date that is 90 days after the Closing Date without the prior written consent of Sprott, such consent not to be unreasonably withheld;

(i)            if the Transfer Agent determines that it will no longer process a transfer pursuant to Rule 904 under Regulation S under the U.S. Securities Act of Offered Shares bearing a United States legend in sole reliance upon the declaration set forth in the Preliminary U.S. Placement Memorandum or in the U.S. Placement Memorandum and that additional or different requirements will need to be complied with in respect of any such transfer, then (i) if such determination occurs prior to the Closing Date or prior to the date of expiry of the Underwriters’ Option, if any, the Corporation will use its commercially reasonable best efforts to prepare and deliver, prior to the applicable closing date, through the Underwriters and their U.S. Affiliates, to each person that purchased the Offered Shares in connection with the U.S. Placement, a description of the Transfer Agent’s new procedures, (ii) if such determination occurs after the Closing Date, the Corporation will use its commercially reasonable best efforts to prepare and deliver to each investor that purchased the

Offered Shares in connection with the U.S. Placement, a description of the Transfer Agent’s new procedures; and (iii) the Corporation shall use its reasonable best efforts to establish a procedure with the Transfer Agent to facilitate a transfer of any such Offered Shares to permit a “T+3” delivery of the Offered Shares following a trade, such best efforts to include, when required, providing assistance to such investor in preparing the necessary documents in order to facilitate any such transfer; and

(j)            the Corporation will apply the net proceeds from the Offering as set forth under “Use of Proceeds” in the Prospectus.

Section 9               Additional Documents upon Filing of the Prospectus

1.             The Underwriters’ obligations under this Underwriting Agreement to solicit offers to purchase the Offered Shares, are conditional upon, in addition to the conditions referred to elsewhere in this Underwriting Agreement, the receipt by the Underwriters concurrently with the filing of the Prospectus, and any amendment thereto, of a comfort letter dated the date of the Prospectus or the amendment, as applicable, from the auditors of the Corporation, addressed to the Underwriters, in form and substance reasonably satisfactory to the Underwriters, relating to the verification of the financial information and accounting data and other numerical data of a financial nature contained in the Prospectus or the amendment, as applicable, and matters involving changes or developments since the respective dates as of which specified financial information is given in the Prospectus to a date not more than two business days prior to the date of such letter.

2.             A similar comfort letter shall be delivered to the Underwriters with respect to any Supplemental Material provided that the Supplemental Material contains any financial, accounting or other numerical data of a financial nature.

Section 10             Closing

1.             The Offering will be completed at the offices of Axium Law Group in Vancouver at 5:30 a.m. (Vancouver time) on June 22, 2005 (the “Time of Closing” and the “Closing Date”, respectively) or at such other time or on such other date as the Underwriters and the Corporation may agree upon, but in any event no later than June 30, 2005.

2.             At the Time of Closing, subject to the terms and conditions contained in this Underwriting Agreement, the Corporation shall deliver to the Underwriters a certificate or certificates representing the Offered Shares against delivery of payment by Sprott, on behalf of the Underwriters, of the purchase price for such Offered Shares, by certified cheque, electronic funds or wire transfer or other similar payment mechanism payable to the order of the Corporation in Canadian funds, less the amount of the Underwriters’ Fee in respect of the Offered Shares and the Underwriters’ expenses (in accordance with Section 14 of this Underwriting Agreement).

Section 11             Termination Rights

1.             In addition to any other remedies which may be available to the Underwriters, the Underwriters shall be entitled, at their option, to terminate and cancel, without any liability on the Underwriters’ part, their obligations under this Underwriting Agreement, by giving written notice to the Corporation at any time at or prior to the Time of Closing:

(a)           if any inquiry, action, suit, investigation or other proceeding, whether formal or informal, is commenced, threatened or publicly announced or any order is made under or pursuant to any statute or by any federal, provincial or other governmental authority, commission, board, bureau, agency or instrumentality (including, without limitation, the TSX, the AMEX, the Ontario Securities Commission, the British Columbia Securities Commission, the SEC or any other securities regulatory authority) in relation to the Corporation or the Corporation’s directors or officers, which, in the sole opinion of the Underwriters, acting reasonably, operates to prevent or restrict materially the distribution or trading of the Offered Shares, or materially and adversely affects or will materially and adversely affect the market price or value of the Offered Shares;

(b)           if any law or regulation is promulgated or changed that, in the sole opinion of the Underwriters, acting reasonably, operates to prevent or restrict materially the distribution or trading of the Offered Shares;

(c)           if there should develop, occur or come into effect or existence any occurrence of national or international consequence or any action, governmental law or regulation, inquiry or other occurrence, whether in any financial market or otherwise, of any nature whatsoever, which, in the sole opinion of the Underwriters, acting reasonably, materially adversely affects or will materially adversely affect the financial markets in Canada, the United States or elsewhere, or the business of the Corporation;

(d)           if there should occur or be announced by the Corporation any material change or a change in any material fact as contemplated by Section 8(a) of this Underwriting Agreement (other than a material fact related solely to any of the Underwriters) which, in the sole opinion of the Underwriters, acting reasonably prevents or restricts materially the distribution or trading of the Offered Shares or has or will have a material adverse effect on the market price or value of the Offered Shares; or

(e)           if the Corporation is in breach of any material term of this Underwriting Agreement or any agreement or document contemplated hereby, or any of the representations or warranties made by the Corporation in this Underwriting Agreement or any agreement or document contemplated hereby is false or has become false in any material respect, as determined in the sole opinion of the Underwriters, acting reasonably.

2.             The Corporation shall use its reasonable best efforts to cause all conditions in this Underwriting Agreement to be satisfied.  It is understood that the Underwriters may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to their rights in respect of any subsequent breach or non-

compliance, provided that to be binding on the Underwriters, any such waiver or extension must be in writing.

3.             The rights of termination contained in this Section as may be exercised by the Underwriters are in addition to any other rights or remedies the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Corporation in respect of any of the matters contemplated by this Underwriting Agreement.

4.             If the obligations of the Underwriters are terminated under this Underwriting Agreement pursuant to these termination rights, the Corporation’s liabilities to the Underwriters shall be limited to the Corporation’s obligations under Sections 12, 13 and 14.

Section 12             Indemnity

1.             The Corporation agrees to protect, indemnify and save harmless each of the Underwriters and their respective affiliates, directors, officers, partners, Underwriters and employees and each other person, if any, controlling any of the Underwriters (each an “Indemnified Party” and collectively, the “Indemnified Parties”) from and against any and all losses (other than loss of profits in connection with the distribution of the Offered Shares), claims, actions, causes of action, demands, costs, damages, expenses or liabilities (including the reasonable fees and expenses of the Underwriters’ counsel that may be incurred with respect to or in defending such claim) in any way caused or incurred by, or arising directly or indirectly from or in consequence of:

(a)           any information or statement (except any information or statement relating solely to the Underwriters), contained in any Offering Document that has been filed by or on behalf of the Corporation in connection with the Offering under the relevant securities laws of any of the Qualifying Jurisdictions, or circulated in connection with the U.S. Placement, which at the time and in light of the circumstances under which it was made contains or is alleged to contain (i) a misrepresentation (as such term is defined in the Ontario Act) or any misstatement of material fact or any omission or any alleged omission to state therein any material fact (except for facts or information relating solely to the Underwriters) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances under which they were made; or (ii) any untrue statement of a material fact or omission to state a material fact necessary in order to make the statements made, in the light of the circumstances in which they were made, not misleading, within the meaning of applicable U.S. Securities Laws;

(b)           any order made or inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority, stock exchange or by any other competent authority, based upon any untrue statement, omission or misrepresentation (as such term is defined in the Ontario Act) or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating solely to the Underwriters) in any of the Offering Documents which prevents or restricts the trading in or the sale of the Offered

Shares or the distribution or distribution to the public, as the case may be, of any of the Offered Shares in any of the Qualifying Jurisdictions;

(c)           the non-compliance or alleged non-compliance by the Corporation with any requirement of applicable securities laws, including, without limitation, Canadian Securities Laws or U.S. Securities Laws, including, without limitation, the Corporation’s non-compliance with any statutory requirement to make any document available for inspection; or

(d)           any breach of a representation or warranty of the Corporation contained herein or the failure of the Corporation to comply with any of its obligations hereunder.

2.             To the extent that any Indemnified Party is not a party to this Underwriting Agreement, the Underwriters shall obtain and hold the right and benefit of the above-noted indemnity in trust for and on behalf of such Indemnified Party.

3.             If any matter or thing contemplated by this Section 12 shall be asserted against any Indemnified Party in respect of which indemnification is or might reasonably be considered to be provided, such Indemnified Party will notify the Corporation as soon as possible of the nature of such claim (provided that omission to so notify the Corporation will not relieve the Corporation of any liability which it may otherwise have to the Indemnified Party hereunder, except to the extent the Corporation is materially prejudiced by such omission) and the Corporation shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim; provided, however, that the defence shall be through legal counsel reasonably acceptable to such Indemnified Party and that no settlement may be made by the Corporation or such Indemnified Party without the prior written consent of the other, such consent not to be unreasonably withheld.

4.             In any such claim, such Indemnified Party shall have the right to retain separate legal counsel to act on such Indemnified Party’s behalf, provided that the fees and disbursements of such other legal counsel shall be paid by such Indemnified Party, unless: (i) the Corporation and such Indemnified Party mutually agree to retain other legal counsel; or (ii) the representation of the Corporation and such Indemnified Party by the same legal counsel would be inappropriate due to actual or potential differing interests, in which event such fees and disbursements shall be paid by the Corporation to the extent that they have been reasonably incurred, provided that in no circumstances will the Corporation be required to pay the fees and expenses of more than one set of legal counsel for all Indemnified Parties.

5.             The rights of indemnity contained in this Section 12 shall not enure to the benefit of any Indemnified Party if the Underwriters were provided with a copy of any Supplemental Material which corrects any untrue statement or omission or alleged omission which is the basis of a claim by a party against such Indemnified Party and which is required, under Canadian Securities Laws or U.S. Securities Laws, to be delivered to such party by the Underwriters.

Section 13             Contribution

In the event that the indemnity provided for in Section 12 hereof is declared by a court of competent jurisdiction to be illegal or unenforceable as being contrary to public policy or for any other reason, the Underwriters and the Corporation shall contribute to the aggregate of all losses, claims, costs, damages, expenses or liabilities of the nature provided for above such that each Underwriter shall be responsible for that portion represented by the percentage that the portion of the Underwriters’ Fee payable by the Corporation to such Underwriter bears to the gross proceeds realized by the Corporation from the Offering, whether or not the Underwriters have been sued together or separately, and the Corporation shall be responsible for the balance, provided that, in no event, shall an Underwriter be responsible for any amount in excess of the portion of the Underwriters’ Fee actually received by such Underwriter.  In the event that the Corporation may be held to be entitled to contribution from the Underwriters under the provisions of any statute or law, the Corporation shall be limited to contribution in an amount not exceeding the lesser of: (a) the portion of the full amount of losses, claims, costs, damages, expenses, liabilities, giving rise to such contribution for which such Underwriter is responsible; and (b) the amount of the Underwriters’ Fee actually received by any Underwriter.  Notwithstanding the foregoing, a person guilty of fraud, fraudulent misrepresentation or negligence shall not be entitled to contribution from any other party.  Any party entitled to contribution will, promptly after receiving notice of commencement of any claim, action, suit or proceeding against such party in respect of which a claim for contribution may be made against another party or parties under this section, notify such party or parties from whom contribution may be sought, but the omission to so notify such party shall not relieve the party from whom contribution may be sought from any obligation it may have otherwise under this section, except to the extent that the party from whom contribution may be sought is materially prejudiced by such omission.  The right to contribution provided herein shall be in addition and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise by law.

Section 14             Expenses

All costs and expenses of the Offering, whether or not completed, except as herein contemplated, will be borne by the Corporation, including, but not limited to, the fees and disbursements of the Corporation’s legal counsel and auditors, listing fees and all fees and expenses associated with the preparation, filing (if applicable), printing and distribution of the Preliminary Prospectus, the Prospectus, the Preliminary U.S. Placement Memorandum and the U.S. Placement Memorandum, and with the issue, sale, distribution and qualification of the Offered Shares. All expenses (including applicable taxes) reasonably incurred by the Underwriters including the reasonable fees and disbursements of the Underwriters’ legal counsel (subject to a cap of Cdn$70,000 exclusive of GST and disbursements), shall be payable by the Corporation, whether or not the Offering is completed.

Section 15             Action by Underwriters

All steps which must or may be taken by the Underwriters in connection with this Underwriting Agreement resulting from the Corporation’s acceptance of this offer, with the exception of the matters relating to termination contemplated by Section 11, may be taken by Sprott on behalf of itself and the other Underwriters and the acceptance of this offer by the Corporation shall constitute the Corporation’s authority for accepting notification of any such steps from, and for delivering the the Offered Shares and all ancillary documents to or to the order of Sprott.

Section 16             Underwriting Percentages

1.             The obligation of the Underwriters to purchase the Offered Shares at the Time of Closing on the Closing Date shall be several, and not joint, nor joint and several, and shall be as to the following percentages:

Sprott Securities Inc.	40%
First Associates Investments Inc.	40%
Wellington West Capital Markets Inc.	15%
Canaccord Capital Corporation	5%
100%

2.             In the event that any Underwriter shall fail to purchase its applicable percentage of the Offered Shares (the “Defaulted Securities”) at the Time of Closing, the Underwriters shall have the right, within 36 hours thereafter, to make arrangements for one or more of the non-defaulting Underwriters, or any other underwriters, to purchase all, but not less than all, of the Defaulted Securities, in such amounts as may be agreed upon and upon the terms set forth herein. If, however, the Underwriters shall have not completed such arrangements within such 36 hour period, then:

(a)           if the number of Defaulted Securities does not exceed 10% of the number of Offered Shares to be purchased hereunder, the non-defaulting Underwriters shall be obligated, each severally, and not jointly, nor jointly and severally, to purchase the full amount thereof in the proportions that their respective underwriting obligations hereunder bear to the underwriting obligation of all non-defaulting Underwriters, or

(b)           if the number of Defaulted Securities exceeds 10% of the number of Offered Shares to be purchased on such date, this Underwriting Agreement shall terminate without liability on the part of any non-defaulting Underwriter.

3.             No action taken pursuant to this Section 16 shall relieve any defaulting Underwriter from liability in respect of its default to the Corporation or to any non-defaulting Underwriter.

In the event of any such default which does not result in a termination of this Underwriting Agreement, either the Underwriters or the Corporation shall have the right to postpone the Time of Closing for a period not exceeding seven calendar days in order to effect any required changes to the Offering Documents.

Section 17             Governing Law; Time of Essence

This Underwriting Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and time shall be of the essence hereof.

Section 18             Survival of Warranties, Representations, Covenants and Agreements

Except as expressly provided, all warranties, representations, covenants and agreements of the Corporation and the Underwriters herein contained or contained in documents submitted or required to be submitted pursuant to this Underwriting Agreement shall survive the purchase by the Underwriters of the Offered Shares and shall continue in full force and effect, regardless of the closing of the sale of the Offered Shares and regardless of any investigation which may be carried on by the Underwriters, or on their behalf, for a period of two years following the Closing Date.  Without limitation of the foregoing, the provisions contained in this Underwriting Agreement in any way related to the indemnification or the contribution obligations shall survive and continue in full force and effect, indefinitely.

Section 19             Press Releases

The Corporation shall provide the Underwriters and their counsel with a copy of all press releases to be issued by the Corporation concerning the Offering contemplated hereby prior to the issuance thereof, and shall give the Underwriters and their counsel a reasonable opportunity to provide comments on any press release.

Section 20             Notices

All notices or other communications by the terms hereof required or permitted to be given by one party to another shall be given in writing by personal delivery or by facsimile delivered or facsimile to such other party as follows:

(a)           to the Corporation at:

Queenstake Resources Ltd.
999 18th Street, Suite 2940
Denver, CO 80202
U.S.A.
Attention:              Mr. Dorian L. Nicol
Facsimile No.:       (303) 297-1587

with a copy to:

Axium Law Group
Suite 3350 - 1055 Dunsmuir Street
Vancouver BC
V7X 1L2

Attention:              Mr. Rod McKeen
Facsimile No.:       (604) 692-4900

(b)           to the Underwriters at:

Sprott Securities Inc.
Royal Bank Plaza
P.O. Box 63
South Tower, Suite 2750
Toronto, Ontario
M5J 2J2

Attention:              Mr. Jeff Kennedy
Facsimile No.:       (416) 943-6499

First Associates Investments Inc.

66 Wellington Street West

TD Bank Tower, Suite 5200

Toronto, Ontario

M5K 1K7

Attention:              Mr. Rick Vernon
Facsimile No.:       (416) 864-3596

Wellington West Capital Markets Inc.
145 King Street West, Suite 700
Toronto, Ontario
M5H 1J8

Attention:              Mr. William Washington

Facsimile No.:       (416) 642-1910

Canaccord Capital Corporation
320 Bay Street, Suite 1210

P.O. Box 6

Toronto, Ontario

M5H 4A6

Attention:              Mr. Jens Mayer

Facsimile No.:       (416) 869-3876

with a copy to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario
M5L 1B9

Attention:              Mr. Jay C. Kellerman
Facsimile No.:       (416) 947-0866

or at such other address or facsimile number as may be given by either of them to the other in writing from time to time and such notices or other communications shall be deemed to have been received when delivered or, if facsimile, on the next business day after such notice or other communication has been facsimile (with receipt confirmed).

Section 21             Counterpart Signature

This Underwriting Agreement may be executed in one or more counterparts (including counterparts by facsimile) which, together, shall constitute an original copy hereof as of the date first noted above.

Section 22             Enforceability

To the extent permitted by applicable law, the invalidity or unenforceability of any particular provision of this Underwriting Agreement will not affect or limit the validity or enforceability of the remaining provisions of this Underwriting Agreement.

Section 23             Successors and Assigns

The terms and provisions of this Underwriting Agreement will be binding upon and enure to the benefit of the Corporation and the Underwriters and their respective successors and assigns; provided that, except as otherwise provided in this Underwriting Agreement, this Underwriting Agreement will not be assignable by any party without the written consent of the others and any purported assignment without that consent will be invalid and of no force and effect.

Section 24             Entire Agreement

This Underwriting Agreement constitutes the entire agreement between the Underwriters and the Corporation relating to the subject matter hereof and supersedes all prior agreements between the Underwriters and the Corporation including, for greater certainty, the engagement letter dated June 2, 2005 among certain of the Underwriters and the Corporation.

Section 25             Acceptance

If this offer accurately reflects the terms of the transaction which we are to enter into and if such terms are agreed to by the Corporation, please communicate your acceptance by executing where indicated below and returning by facsimile one copy and returning by courier one originally executed copy to Sprott (Attention: Mr. Jeff Kennedy).

*              *              *              *              *

Yours very truly,

SPROTT SECURITIES INC.

By:	“Darren Wallace” (signed)
Darren Wallace Director, Investment Banking Authorized Signing Officer

FIRST ASSOCIATES INVESTMENTS INC.

By:	“Rick Vernon” (signed)
Rick Vernon Director, Investment Banking Authorized Signing Officer

WELLINGTON WEST CAPITAL MARKETS INC.

By:	“Bill Washington” (signed)
Bill Washington Managing Director, Investment Banking Authorized Signing Officer

CANACCORD CAPITAL CORPORATION

By:	“Jens Mayer” (signed)
Jens Mayer Executive Vice President Authorized Signing Officer

The foregoing accurately reflects the terms of the transaction that we are to enter into and such terms are agreed to.

ACCEPTED at Toronto as of this        day of June, 2005.

QUEENSTAKE RESOURCES LTD.

By:	“Dorian L. Nicol” (signed)
Dorian L. Nicol Chief Executive Officer

SCHEDULE 5
UNITED STATES OFFERING RESTRICTIONS

As used in this Schedule 5, capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Underwriting Agreement to which this Schedule is annexed and the following terms shall have the meanings indicated:

“Directed Selling Efforts” means directed selling efforts as that term is defined in Regulation S.  Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Shares and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Offered Shares;

“Distributor” means any Underwriter, dealer, or other person who participates, pursuant to a contractual arrangement, in the distribution of the Offered Shares offered or sold in reliance on Regulation S;

“Offshore Transaction” means an offshore transaction as that term is defined in Regulation S;

“Regulation D” means Regulation D adopted by the SEC under the U.S. Securities Act;

“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act; and

“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Regulation S.

A.            Representations, Warranties and Covenants of the Underwriters

Each Underwriter represents and agrees to and with the Corporation that:

(1)           It is aware and understands that none of the Offered Shares have been or will be registered under the U.S. Securities Act and they may not be offered or sold within the United States or to, or for the account or benefit of, U.S. Persons except that the Offered Shares may be sold to Accredited Investors pursuant to applicable exemptions from registration under the U.S. Securities Act and applicable state securities laws.

(2)           It has not offered or sold, and will not offer or sell, at any time any of the Offered Shares forming part of its allotment or otherwise as a part of its distribution, except, in the case of the Offered Shares, (a) outside the United States to purchasers that are not U.S. Persons, or purchasing for the account or benefit of U.S. Persons in an Offshore Transaction in compliance with Rule 903 of Regulation S or (b) on behalf of the Corporation to Accredited Investors that are in the United States, U.S. Persons, or acting for the account or benefit of U.S. Persons that are Accredited Investors in accordance with the terms of this Schedule 5 and the Underwriting Agreement to which it is attached, as provided in paragraphs A(6) through A(13) below.

(3)           It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Shares, except with its affiliates, any selling group members or with the prior written consent of the Corporation.  It shall require each selling group member (including each of its U.S. Affiliates that offers or sells Offered Shares in the United States or to, or for the account or benefit of, U.S. Persons) to agree, in writing and for the benefit of the Corporation, to comply with, and shall use its best efforts to ensure that each selling group member complies with, the same provisions of this Schedule as apply to such Underwriter as if such provisions applied to such selling group member.

(4)           Neither such Underwriter nor any of its affiliates, nor any persons acting on their behalf, has engaged or will engage, in any Directed Selling Efforts with respect to any of the Offered Shares.

(5)           It has offered and sold and will offer and sell Offered Shares in the United States or to, or for the account or benefit of, U.S. Persons only through its U.S. Affiliates in compliance with all applicable U.S. federal and state broker-dealer requirements.  Each such U.S. Affiliate is duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and is a member in good standing with the National Association of Securities Dealers, Inc.  At the Time of Closing and upon exercise of the Underwriters’ Option, if any, and upon exercise of the Overallotment Option, if any, each Underwriter conducting offers and sales of the Offered Shares in the United States or to, or for the account or benefit of, U.S. Persons, together with its U.S. Affiliates, will provide a certificate, substantially in the form of Exhibit 1 to this Schedule 5, relating to the manner of the offer and sale of the Offered Shares in the United States or to, or for the account or benefit of, U.S. Persons.

(6)           Neither it nor its representatives nor its affiliates nor any persons acting on their behalf has utilized, and none of such persons will utilize, any form of general solicitation or general advertising (as those terms are used in Regulation D) in the United States or in connection with offers and sales to, or for the account or benefit of, U.S. Persons or have offered or will offer to sell any Offered Shares in any manner involving a public offering in the United States within the meaning of Section 4(2) of the U.S. Securities Act or requiring registration under applicable state securities laws.

(7)           It had prior business dealings with each offeree of the Offered Shares contacted or to be contacted by it in the United States or that is, or is acting for the account or benefit of, a U.S. Person and has reasonable grounds to believe and does believe that each such offeree is an Accredited Investor.

(8)           It has informed or will inform all offerees and purchasers of the Offered Shares in the United States or that are, or are acting for the account or benefit of, U.S. Persons that are purchasing Offered Shares through it that the Offered Shares have not been and will not be registered under the U.S. Securities Act and are being offered and sold to such purchasers in reliance on an exemption from the registration requirements of the U.S. Securities Act provided by Regulation D.

(9)           It has delivered or will deliver the Preliminary U.S. Placement Memorandum or the U.S. Placement Memorandum (including, in each case, the documents incorporated by reference into the Prospectus) to each offeree of the Offered Shares contacted by it in the United States or that is, or is acting for the account or benefit of, a U.S. Person.  It will deliver the U.S. Placement Memorandum (including, in each case, the documents incorporated by reference into the Prospectus) to each purchaser in the United States or that is, or is acting for the account or benefit of, a U.S. Person that it has arranged to purchase Offered Shares from the Corporation at or prior to the time of such purchase.

(10)         It has caused or will cause each purchaser in the United States or that is, or is acting for the account or benefit of, a U.S. Person that is purchasing Offered Shares through it to sign and deliver the U.S. Purchaser’s Letter.

(11)         It has not taken and will not take any action that would violate Regulation M under the U.S. Exchange Act in connection with offers and sales of the Offered Shares.

(12)         It has not used and will not use any material or document in connection with the offer or sale of Offered Shares in the United States or to, or for the account or benefit of, U.S. Persons, except the Preliminary U.S. Placement Memorandum and the U.S. Placement Memorandum (including the Preliminary Prospectus or the Prospectus, as applicable, all documents incorporated by reference therein, and the U.S. Purchaser’s Letter).

(13)         It will use reasonable efforts to provide the Transfer Agent, at least two business days prior to the Closing Date, with a list of all purchasers of the Offered Shares that have been arranged for by it in the United States or that are, or are acting for the account or benefit of, U.S. Persons.

B.            Representations, Warranties and Covenants of the Corporation

The Corporation represents, warrants, covenants and agrees that:

(1)           It is aware and understands that none of the Offered Shares have been or will be registered under the U.S. Securities Act and they may not be offered or sold within the United States or to, or for the account or benefit of, U.S. Persons except that the Offered Shares may be sold to Accredited Investors pursuant to applicable exemptions from registration under the U.S. Securities Act and applicable state securities laws.

(2)           (a) The Corporation is a “foreign issuer” and a “reporting issuer” within the meaning of Regulation S and reasonably believes that there is no Substantial U.S. Market Interest in either its Common Shares or debt securities; (b) the Corporation is not now and as a result of the sale of Offered Shares contemplated hereby will not be registered or required to be registered as an “investment company” under the United States Investment Company Act of 1940, as amended; and (c) none of the Corporation, any of its affiliates, or any person acting on their behalf (other than the Underwriters, their respective affiliates, or any person acting on any of their behalf, in respect of which no representation is made) has made or will make any Directed Selling Efforts in the United States with respect to any of the Offered Shares while any of the Offered Shares are being offered for sale, or has engaged or will engage in any form of general solicitation or general advertising (as those terms are used in Regulation D) in connection with the offer or sale of any of the Offered Shares in the United States or to, or for the account or benefit of, U.S. Persons.

(3)           Any offering material or document (other than press releases) prepared or distributed by or on behalf of the Corporation and used in connection with offers and sales of the Offered Shares includes, or will include, statements to the effect that the securities have not been registered under the U.S. Securities Act and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. Persons unless an exemption from the registration requirements of the U.S. Securities Act is available.  Such statements have appeared, or will appear, (i) on the cover or inside cover page of any material or document; (ii) in the plan of distribution section of any prospectus or offering memorandum; and (iii) in any advertisement made or issued by the Corporation or anyone acting on the Corporation’s behalf.

(4)           None of the Corporation or any of its affiliates or any persons acting on their behalf (other than the Underwriters, their respective affiliates, or any person acting on any of their behalf, in respect of which no representation is made) has offered or sold, or will offer or sell, any of the Offered Shares in the United States or to, or for the account or benefit of, U.S. Persons, except for offers and sales made through the Underwriters and their U.S. Affiliates in compliance with this Schedule 5.

(5)           The Corporation has not, within six months before the commencement of the offering of the Offered Shares, and will not within six months after the Closing Date, offer or sell any securities in a manner that would be integrated with the offer and sale of the Offered Shares and would cause the exemption from registration set forth in Rule 506 of Regulation D to become unavailable with respect to the offer and sale of the Offered Shares in the United States or to, or for the account or benefit of, U.S. Persons, or which would cause the exclusion from registration set forth in Rule 903 of Regulation S to become unavailable with respect to the offer and sale of the Offered Shares outside the United States to persons who are not, and are not acting for the account or benefit of, U.S. Persons.

(6)           Neither the Corporation nor any of its predecessors or affiliates has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

(7)           The Corporation has not taken and will not take any action that would violate Regulation M under the U.S. Exchange Act in connection with offers and sales of the Offered Shares.

EXHIBIT 1 TO SCHEDULE 5

FORM OF UNDERWRITER’S CERTIFICATE

In connection with the private placement of Common Shares (the “Offered Shares”) of Queenstake Resources Ltd. (“the Corporation”) with one or more U.S. accredited investors that are in the United States, are U.S. Persons or are acting for the account or benefit of U.S. Persons (the “U.S. Purchasers”) pursuant to the Underwriting Agreement dated June            , 2005, among the Corporation and the Underwriters named therein (the “Underwriting Agreement”), each of the undersigned does hereby certify that:

(a)           [Name of U.S. broker-dealer affiliate] (the “U.S. Affiliate”) is duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and in each state in which offers or sales of Offered Shares were made by us (unless exempted from the respective state’s broker-dealer registration requirements), and is a member of, and in good standing with the National Association of Securities Dealers, Inc. on the date hereof and on the dates of all offers and sales by us;

(b)           all offers and sales of the Offered Shares by us in the United States or to, or for the account or benefit of, U.S. Persons were made to Accredited Investors with whom we have had prior business dealings, and we continue to believe that each purchaser of Offered Shares in each sale thereof that we have arranged in the United States or to a person that is, or is acting for the account or benefit of, a U.S. Person was an Accredited Investor as at the date of sale of the Offered Shares;

(c)           all offers and sales of the Offered Shares by us in the United States have been effected by the U.S. Affiliate in accordance with all applicable U.S. broker-dealer requirements;

(d)           no form of general solicitation or general advertising (as those terms are used in Regulation D) was used by us, including advertisements, articles, notices or other communications published on the Internet or in any newspaper, magazine or similar media or broadcast over radio or television, or any seminars or meetings where attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of Offered Shares in the United States or to, or for the account or benefit of, U.S. Persons, nor have we engaged, nor will we engage in any Directed Selling Efforts with regard to any of the Offered Shares while the Offered Shares are being offered for sale;

(e)           we delivered the Preliminary U.S. Placement Memorandum or the U.S. Placement Memorandum (including, in each case, the documents incorporated by reference into the Prospectus) to each offeree of the Offered Shares contacted by us in the United States or that is, or is acting for the account or benefit of, a U.S. Person and, prior to any sale arranged for by us in the United States or to, or for the account or benefit of, a U.S. Person, we delivered the U.S. Placement Memorandum to such purchaser;

(f)            other than the Preliminary U.S. Placement Memorandum and the U.S. Placement Memorandum, no written materials were used by us in connection with the offer and sale of the Offered Shares in the United States or to, or for the account or benefit of, U.S. Persons;

(g)           neither we nor any of our affiliates, have taken or will take any action which would constitute a violation of Regulation M under the U.S. Exchange Act;

(h)           prior to any sale of Offered Shares by us in the United States or to, or for the account or benefit of, a U.S. Person we caused the purchaser to sign and deliver the U.S. Purchaser’s Letter; and

(i)            the offering of the Offered Shares by us has been conducted in compliance with the terms of the Underwriting Agreement, including Schedule 5 thereto.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement (including Schedule 5 thereto) unless otherwise defined herein.

[NAME OF UNDERWRITER]	[NAME OF UNDERWRITER’S U.S. AFFILIATE]

By:	By:
Name:	Name:
Title:	Title:

SCHEDULE 6.4
FORM OF OPINION OF CORPORATION’S CANADIAN COUNSEL TO BE
DELIVERED PURSUANT TO SECTION 6.3

1.             The Corporation is a corporation existing under the laws of Yukon Territory.

2.             The Corporation has the corporate power and capacity to own its properties and assets, to carry on its business as it is currently being conducted and to execute and deliver the Underwriting Agreement, to perform its obligations under the Underwriting Agreement.

3.             As at the date hereof, the authorized capital of the Corporation consists of an unlimited number of Common Shares.

4.             The execution and delivery of the Underwriting Agreement and the performance of the transactions contemplated thereby (including the issuance and sale of the Offered Shares) do not and will not result in a breach of, and do not create a state of facts which, after notice or lapse of time or both, will result in a breach of and do not and will not conflict with, any of the terms, conditions or provisions of the articles or by-laws of the Corporation.

5.             All necessary corporate action has been taken by the Corporation to authorize the execution and delivery by it of the Underwriting Agreement and the performance of its obligations thereunder.

6.             The Underwriting Agreement constitutes a legal, valid and binding obligation of the Corporation, enforceable in accordance with its terms.

7.             All necessary corporate action has been taken by the Corporation to authorize the issue and sale of the Offered Shares pursuant to the Underwriting Agreement.

8.             The Offered Shares, when issued and delivered by the Corporation pursuant to the Underwriting Agreement against payment of the consideration set forth in the Underwriting Agreement will be validly issued and outstanding as fully paid and non-assessable Common Shares in the capital of the Corporation.

9.             The Corporation is a reporting issuer in each of the Qualifying Jurisdictions that recognizes the concept of a reporting issuer and is not on the list of defaulting reporting issuers maintained by the Securities Commissions in each of the Qualifying Jurisdictions which maintain such a list.

10.           The form of share certificate for the Common Shares of the Corporation has been approved by the directors of the Corporation.

11.           The TSX has conditionally approved the issuance and listing of the Offered Shares and the Offered Shares will be listed for trading on the AMEX at the Time of Closing.

12.           A Final MRRS Decision Document has been obtained and all necessary documents have been filed, all necessary proceedings have been taken and all necessary authorizations, approvals, permits, consents and orders have been obtained under Canadian Securities Laws to permit the Offered Shares to be offered, sold and delivered in the Qualifying Jurisdictions by or through investment dealers or brokers duly registered under the applicable Canadian Securities Laws who comply with the relevant provisions of such laws.

13.           Based on a certificate of an officer of the Company as to certain factual matters, the Offered Shares will, as of the date of this Prospectus, be qualified investments under the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder for trusts governed by registered retirement savings plans (“RRSPs”), registered retirement income funds (“RRIFs”), registered education savings plans (“RESPs”) and deferred profit sharing plans (“DPSPs”) (other than trusts governed by DPSPs or revoked plans to which contribution payments are made by the Corporation or an employer with which the Corporation does not deal at arm’s length, within the meaning of the Tax Act).   The Offered Shares will, as of the date of this Prospectus, constitute “foreign property” to RRSPs, RRIFs, DPSPs and certain other persons to whom Part IX of the Tax Act applies.  RESPs are not subject to foreign property restrictions under the Tax Act.  Although, the Offered Shares would be foreign property under the existing provisions of the Tax Act the 2005 federal budget proposes that the foreign property restriction be repealed effective for the 2005 calendar year.

SCHEDULE 7.1
 MATERIAL SUBSIDIARIES

(1)           Queenstake Resources U.S.A. Inc., incorporated pursuant to the laws of the State of Delaware.

(2)           Castle Exploration Inc., incorporated pursuant to the laws of the State of Colorado.

SCHEDULE 7.6
CONVERTIBLE SECURITIES

Attached.

Convertible Securities / Warrants

Outstanding at December 31, 2004	Issued in 2005	Exercised in 2005	Outstanding at June 6, 2005	Exercise price	Expiry
(000’s)	(000’s)	(000’s)		Cdn $
10,534	—	(28)	10,506	$0.25	06/25/05
2,000	—	—	2,000	1.00	12/15/05
17,127	—	—	17,127	0.65	02/10/06
1,713	—	—	1,713	0.50	08/10/05
—	50,000	—	50,000	0.40	03/27/07
—	100	—	100	0.40	03/27/07
31,374	50,100	(28)	81,446

As of June 6, 2005

Options outstanding				Options exercisable
Number of options	Exercise price per option	Weighted average price per option	Weighted average remaining life	Number of options	Weighted average price per option
(000’s)	Cdn $	Cdn $	(years)	(000’s)	Cdn $
50	0.16	0.16	—	50	0.16
200	0.09	0.09	1.5	200	0.09
1,600	0.32	0.32	2.0	1,600	0.32
50	0.22	0.22	2.4	50	0.22
1,900	0.39	0.39	3.1	1,900	0.39
250	0.48	0.48	3.2	250	0.48
16	2.61	2.61	0.3	16	2.61
47	3.86	3.86	0.3	47	3.86
1,385	0.57	0.57	4.1	693	0.57
1,910	0.57	0.57	4.4	955	0.57
575	0.23	0.23	4.9	288	0.23
5,460	0.22	0.22	4.9	2,730	0.22
500	0.22	0.22	5.0	250	0.22
13,943		0.35		9,028	0.35